SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 16)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ZYNEX, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

98986M 103
(CUSIP Number)

Thomas Sandgaard 9555 Maroon Circle Englewood, CO 80112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986M 103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas Sandgaard
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
13,986,271 (1)
	8	SHARED VOTING POWER:
1,295,550 (2)
	9	SOLE DISPOSITIVE POWER:
13,986,271 (1)
	10	SHARED DISPOSITIVE POWER:
1,295,550 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,281,821(1) (2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.66% (3)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 13,769,521 shares of common stock, 25,000 restricted shares which vest within 60 days, and options to purchase 191,750 shares of common stock that are exercisable within 60 days. All beneficial ownership numbers and percentages exclude options to purchase 2,250 shares of common stock issued to Mr. Thomas Sandgaard by the Company which would not vest within 60 days.

(2) Represents 1,295,550 shares of common stock held by Sandgaard Holdings LLC of which Mr. Thomas Sandgaard is the sole manager, and, in such capacity, has voting and dispositive power over the securities held by this entity, except with respect to 194,333 shares of common stock which Sandgaard Holdings LLC will vote as directed by the trustee of The Sandgaard Family Trust, RBC Trustees (Jersey) Limited.

(3) Percentage ownership is determined based on shares owned together with securities exercisable or convertible into shares of common stock within 60 days of the date of this statement, for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Furthermore, the percentages set forth in this column are based on 34,786,965 shares of the Issuer’s common stock issued and outstanding as of December 2, 2020.

CUSIP No. 98986M 103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sandgaard Holdings LLC Tax ID: 83-0997050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
1,295,550(1)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
1,295,550(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,295,550(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.72% (2)
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Represents 1,295,550 shares of common stock held by Sandgaard Holdings LLC of which Mr. Thomas Sandgaard is the sole manager, and, in such capacity, has voting and dispositive power over the securities held by this entity, except with respect to 194,333 shares of common stock which Sandgaard Holdings LLC will vote as directed by the trustee of The Sandgaard Family Trust, RBC Trustees (Jersey) Limited.

(2) The percentages set forth in this column are based on 34,786,965 shares of the Issuer’s common stock issued and outstanding as of December 2, 2020.

CUSIP No. 98986M 103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RBC Trustees (Jersey) Limited in its capacity as trustee of The Sandgaard Family Trust U/A/D 4/1/19 Tax ID: n/a (held under Thomas Sandgaard’s personal social security number)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Island of Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
194,333(1)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
194,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.56% (2)
14		TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Pursuant to a side letter, Sandgaard Holdings LLC will vote the number of shares of common stock of the Issuer held by Sandgaard Holdings LLC that are attributable to The Sandgaard Family Trust as directed by the trustee, RBC Trustees (Jersey) Limited.

(2) The percentages set forth in this column are based on 34,786,965 shares of the Issuer’s common stock issued and outstanding as of December 2, 2020.

Explanatory Note

Thomas Sandgaard, Sandgaard Holdings LLC and RBC Trustees (Jersey) Limited in its capacity as trustee of The Sandgaard Family Trust make this joint filing on Schedule 13D to update the information regarding the beneficial ownership of shares of common stock of Zynex, Inc. as a result of certain estate planning transactions completed on December 2, 2020 by Thomas Sandgaard and Sandgaard Holdings LLC. As described in this Amendment No. 16 to Schedule 13D, RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust, is joining Mr. Thomas Sandgaard and Sandgaard Holdings LLC in filing this statement because, as a result of the estate planning transactions, the nature of the shared voting powers over the common stock registered in the name of Sandgaard Holdings LLC may be deemed to have changed. Notwithstanding such deemed changes, Mr. Thomas Sandgaard remains the sole manager of Sandgaard Holdings LLC. Mr. Thomas Sandgaard retains dispositive power over the common stock reported hereunder.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 16 to the Schedule 13D relates is the common stock, $0.001 par value, of ZYNEX, INC., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at 9555 Maroon Circle, Englewood, CO 80112.

Item 2. Identity and Background

(a) This statement is being filed by (collectively, the “Reporting Persons”): (i) Thomas Sandgaard; (ii) Sandgaard Holdings LLC; and (iii) RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust.

(b) Mr. Sandgaard’s business address is 9555 Maroon Circle, Englewood, CO 80112. Sandgaard Holdings LLC business address is 9555 Maroon Circle, Englewood, CO 80112. The business address of RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust, is Gaspe House, 66 - 72 Esplanade, St Helier, Jersey, JE2 3QT.

(c) Mr. Sandgaard is currently employed as Chief Executive Officer and President of the Issuer and Chairman of the Board of Directors of the Issuer. The Issuer has a business address at 9555 Maroon Circle, Englewood, CO 80112 and is primarily engaged in the business of designing, manufacturing and marketing medical devices that treat chronic and acute pain among others.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Thomas Sandgaard is a citizen of the United States. Sandgaard Holdings LLC was formed in the State of Colorado. RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust, is organized under the laws of the Island of Jersey.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital, or, in the case of RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust, the interest in the respective shares was transferred to it pursuant to Mr. Sandgaard’s estate planning transactions.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

As described elsewhere in this statement, the purpose of the transactions pursuant to which RBC Trustees (Jersey) Limited, in its capacity as trustee of The Sandgaard Family Trust, will vote the number of shares of common stock of the Issuer held by Sandgaard Holdings LLC that are attributable to The Sandgaard Family Trust was to complete certain estate planning transactions undertaken by Mr. Thomas Sandgaard.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially owns 15,281,821 shares or 43.69% of the Issuer’s common stock, including (i) 13,769,521 shares of common stock, 25,000 restricted shares which vest within 60 days and options to purchase 191,750 shares of common stock that are exercisable within 60 days and (ii) 1,295,550 shares of common stock held by Sandgaard Holdings LLC of which Mr. Thomas Sandgaard is the sole manager, and, in such capacity, has voting and dispositive power over the securities held by this entity, except with respect to 194,333 shares of common stock which Sandgaard Holdings LLC will vote as directed by the trustee of The Sandgaard Family Trust, RBC Trustees (Jersey) Limited.

(b)	Mr. Sandgaard may be deemed to hold sole voting and dispositive power over 13,986,271* shares of common stock of the Issuer and shared voting and dispositive power over 1,295,550 shares of common stock of the Issuer.

(c)	On December 2, 2020, Mr. Sandgaard completed several estate planning transactions pursuant to which he (i) re-registered (an action previously taken on August 27, 2020), resulting in direct ownership of, 11,386,450 shares of the Issuer’s common stock previously owned indirectly through Sandgaard Holdings LLC; and (ii) divested his holdings in Sandgaard Holdings LLC to various trusts. As a result of the estate planning transactions, Mr. Sandgaard completed the following transfers of his ownership in Sandgaard Holdings LLC:

•	Mr. Sandgaard transferred, partially by gift and partially in consideration for a promissory note, a 15% ownership interest in Sandgaard Holdings LLC to The Sandgaard Family Trust, for which RBC Trustees (Jersey) Limited is the trustee. In connection with this transfer, pursuant to a side letter, Sandgaard Holdings LLC will vote the number of shares of common stock of the Issuer held by Sandgaard Holdings LLC that are attributable to The Sandgaard Family Trust as directed by the trustee, RBC Trustees (Jersey) Limited.
•	Mr. Sandgaard transferred, by gift, a 69.3% ownership interest in Sandgaard Holdings LLC to Guardian Angel Trust U/A/D 8/21/18, for which Mr. Sandgaard is the trustee.
•	Mr. Sandgaard transferred, by gift, a 0.7% ownership interest in Sandgaard Holdings LLC to Thomas Sandgaard 2020 Voting Trust, for which Mr. Sandgaard’s son, Martin Sandgaard, is the trustee.
•	Mr. Sandgaard transferred, by gift, a 15% ownership interest in Sandgaard Holdings LLC to Blue Ocean Trust, for which RBC Trustees (Jersey) Limited is the trustee.

Upon request by the Commission, the Issuer or the Reporting Person shall provide full information regarding the various transactions disclosed above. The transactions took place in Denver, Colorado.

(d)	To the best knowledge of the Reporting Persons, except as set forth in this Amendment No. 16 to the Schedule 13D, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 15,281,821 shares of common stock reported in Item 5(a).

(e)	Not applicable.

* Includes 13,769,521 shares of common stock, 25,000 restricted shares which vest within 60 days and options to purchase 191,750 shares of common stock that are exercisable within 60 days. All beneficial ownership numbers and percentages exclude options to purchase 2,250 shares of common stock issued to Mr. Thomas Sandgaard by the Company which would not vest within 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Amended and Restated Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020	/s/ Thomas Sandgaard
	Name:	Thomas Sandgaard

Dated: December 2, 2020	Sandgaard Holdings LLC

	By:	/s/ Thomas Sandgaard
	Name:	Thomas Sandgaard
	Title:	Manager

Dated: December 2, 2020	RBC Trustees (Jersey) Limited in its capacity as trustee of The Sandgaard Family Trust U/A/D 4/1/19

	By:	/s/ Zoe Anderson
	Name:	Zoe Anderson, as authorized signatory of RBC Trustees (Jersey) Limited
	Title:	Co-Trustee

	By:	/s/ Stephen Ritzema
	Name:	Stephen Ritzema, as authorized signatory of RBC Trustees (Jersey) Limited
	Title:	Co-Trustee